July 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:             Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Re:                           Teladoc, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-37477

Dear Mr. Spirgel:

Set forth below is the response of Teladoc, Inc. (the “Company”) to the comment contained in the letter dated July 27, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comment is reproduced in bold type below and is followed by the Company’s response thereto.

Item 9A. Controls and Procedures, page 65

1.              Management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures was omitted from the filing. Please amend to include the missing disclosure.

Response: The Company acknowledges the Staff’s comment and has provided management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures by filing Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2016.

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Kindly direct any questions you may have to the undersigned at (203) 987-6957. Any additional comments may be sent via facsimile to the undersigned at (203) 702-5243. Thank you.

Very truly yours,

/s/ Mark Hirschhorn

Mark Hirschhorn
Executive Vice President and Chief Financial Officer
TELADOC, INC.

cc:          Jason Gorevic of Teladoc, Inc.

Adam C. Vandervoort of Teladoc, Inc.

Rachel W. Sheridan of Latham & Watkins LLP

Mark D. Jaffe of Latham & Watkins LLP

Brandon J. Bortner of Latham & Watkins LLP